FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho announces strong growth in Fiscal 2006 results
2

Item 1

Sodexho announces strong growth in Fiscal 2006 results

  Acceleration in organic revenue growth: +6.4%

  Operating profit up: +34.4%

  Substantial rise in Group net income: +51.8%

  Proposed dividend increase: + 27 % to 0.95 euro per share

  Robust financial model: net cash provided by operating activities of 488 million euros

  Confirmation of medium term perspectives

Paris, November 16, 2006. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX). The Sodexho Alliance Board of Directors met under the chairmanship of Pierre Bellon to close the accounts for the year ended August 31, 2006.

Key financial performance indicators

IFRS accounting standards (1) In million euros	Fiscal year ended August 31,
	2006	2005	% change (current exchange rates)	% change (constant exchange rates) (3)

Income statement highlights
Revenue	12,798	11,693	9.4%	6.6%

Organic growth	+6.4%	+4.3%

Operating profit	605	450	34.4%	30.8%

Profit attributable to equity holders of the parent	323	212	51.8%	47.3%

Earnings per share (in euros)	2.07	1.36	51.7%	47.2%

Financial structure highlights
Net cash provided by operating activities	488	677

Reduction of net debt (2)	(234)	(412)

Borrowings / operating cash flow (years)	4.2	4.3

(1)	The transition to IFRS standards is effective on September 1, 2005 ; Fiscal 2005 and Fiscal 2006 figures are stated in IFRS standards

(2)	Borrowings less cash and cash equivalents, Restricted cash and financial assets related to the Service Vouchers and Cards activity

(3)	Currency impact is now calculated by applying the average exchange rate for the prior year to the current fiscal year figures

Michel Landel, SODEXHO ALLIANCE CEO, said: « The strong growth of our Fiscal 2006 earnings demonstrates the dedication of all of our teams worldwide. This solid performance shows the relevance of our strategic choices and efficiency in their implementation. Going forward, we intend to reinforce our position as a global expert in both Food and Facilities Management services and in Service Vouchers and Cards. The diversity of our teams and their strong motivation, the considerable potential of our markets and the strength of our financial model, make me particularly confident in our future.”

www.sodexho.com I 1/13

Acceleration in organic growth

During Fiscal 2006, Sodexho Alliance revenues increased by more than €1.1 billion as compared to the prior year, to reach €12.8 billion. The Group continued to implement its strategy and organic growth accelerated from a rate of 4.3% in Fiscal 2005 to 6.4% in Fiscal 2006.

In Food and Facilities Management services, Sodexho made substantial progress on several fronts:

•	Organic growth accelerated in North America (5.0%) and in Continental Europe (5.2%), driven in particular by development rates in Healthcare and Seniors

•	The United Kingdom and Ireland returned to positive organic growth for the first time in three years, posting an increase of 4.8%

•	Organic revenue growth was a robust 16.1% in the Rest of the World (Remote Sites, Latin America and Asia-Australia).

The Service Vouchers and Cards activity also continued its dynamic organic growth recording a rise of 15.9% .

Growth in operating profit

Operating profit of €605 million progressed year on year by 34.4% . Fiscal 2006 operating profit includes:

  a gain of €21 million on the sale of Spirit Cruises, a U.S.-based river and harbor cruise company1 ;

  the €7 million favorable impact of a provision release related to resolution of the U.S. litigation (for which a provision of €62 million was recorded in Fiscal 2005)

Excluding these two items, operating profit rose by 12.6% at current exchange rates and by 9.7% at constant exchange rates, thereby exceeding the objectives set by Sodexho at the start of Fiscal 2006. On the same basis, operating margin increased to 4.5%, compared with 4.4% in Fiscal 2005.

Operating profit in the Service Vouchers and Cards activity was €113 million. This represents particularly strong growth at 45.1%, or 38.8% (excluding currency impact) and reflects a marked rise in issue volume2, especially in Latin America. As costs in this activity are largely fixed, operating margin improved to reach 30.4%, or 1.8% of issue volume.

Highlights of operating profit performance in the different operating entities in Food and Facilities Management are as follows:

o	In North America, operating profit reached €277 million (up 73.6%). Excluding the impact of the U.S. litigation and the capital gain on the divestment of Spirit Cruises, the increase was 7.9%, at constant exchange rates.

This performance reflects:

o	strong improvement in the Education segment following deployment of new-generation technology tools to assist productivity management on sites;

o	continued success of the extensive Facilities Management offer in Healthcare and Seniors.

In Fiscal 2006 Sodexho also continued to invest in human resources (marketing, client retention and diversity), information systems and internal control.

o	In Continental Europe, operating difficulties in Turkey and the start-up costs of major new contracts weighed on operating profit. However, substantial productivity gains and ongoing efficiency improvements resulted in operating profit growth of 2.0% to reach €203 million.

[1] This company, acquired in September 1992, achieved 44M€ revenues in Fiscal 2006. [2] Face value multiplied by the number of vouchers and cards issued

www.sodexho.com I 2/13

o	Sodexho returned to positive growth in the United Kingdom and in Ireland. Operating profit rose 158.7% to reach 42 million euros reflecting the effectiveness of measures adopted in recent years: renegotiating contracts, tighter site management rigor and control and success in driving comparable unit revenue growth.

o	In the Rest of the World, operating profit was €28 million, a 22.1% decrease year on year largely explained by two factors:
  an asset write-down related to the Sydney Olympic Stadium contract in Australia;
  the expiration of a major logistics contract in the Middle East.

Nevertheless, and thanks to its leading positions in Asia, Remote Sites and Latin America, Sodexho was able to strengthen its development rate, capitalizing on increased demand driven by high worldwide raw material prices.

Substantial rise in Group net income

At €323 million, net income rose to 51.8%, or 47.3% excluding currency impact.

This substantial increase was principally the result of:

  strong growth in operating profit, including the gain on the sale of Spirit Cruises;

  a positive contribution from associates, reflecting the ramp-up effect of public-private contracts signed in previous periods.

The effective tax rate was 34.1% and financial expense decreased by 4 million euros.

Proposed dividend increase

To demonstrate its confidence in the outlook for the Group, the Board of Directors will ask the shareholders to approve a 27% dividend increase, at 0.95 euro per share, at the next Annual General Shareholders Meeting of January 30, 2007.

Robust financial model: net cash provided by operating activities

Net cash provided by operating activities totalled €488 million in Fiscal 2006. This included a payment of €58 million in connection with the resolution of the U.S. litigation, which had been fully provided for in the financial statements for Fiscal 2005. The Group also sought to earn a higher return on the cash surplus generated by the Service Vouchers and Cards activity choosing to substantially increase the volume of long-term cash investments.

The cash generated from operations was used to finance:

  capital expenditures and client investments of €207 million, representing 1.61% of revenues;

  acquisitions for €51 million, primarily 55% of the Paris Lido, 100% of Ticket Total (no.3 in the Service Vouchers and Cards market in Argentina), and the buyout of the minority investors in Altys (France).

Net cash flow used in investing activities of 210 million euros also includes the proceeds from the sale of Spirit Cruises and existing cash in companies acquired.

Net cash used in financing activities includes the dividend payment of 127 million euros and a reduction in borrowings of 48 million euros.

www.sodexho.com I 3/13

Outlook for Fiscal 2007

Based on the progress achieved in Fiscal 2006, the Board approved the following objectives for Fiscal 2007:

  organic revenue growth of between 6% and 7%;

  around 10% operating profit growth (excluding changes in exchange rates and consolidation scope), or approximately 635 million euros.

These objectives quantify the impact of the implementation of the Group’s strategic imperatives and action plans prepared by each of our 28,300 sites.

Confirmation of medium term objectives

Sodexho’s market potential is vast, and is estimated to be worth more than €710 billion: €250 billion for Foodservices, €400 billion for Facilities Management and more than €60 billion for Service Vouchers and Cards.

Sodexho has a number of key competitive advantages to exploit this potential:

  an unrivalled global network covering over 80% of the world’s population and over 92% of world Gross Domestic Product;
  world leader status in its principal markets, especially in those segments offering the greatest growth potential: Healthcare, Seniors, Education and Defense;
  since its creation the Group has chosen to be a growth company, based on:
o	its values of service spirit, team spirit and spirit of progress
o	its high ethics: transparency, loyalty, and respect for people.
  The philosophy and values that the Group has fostered since its creation is a binding force thathelps guide the 332,000 employees of the Group in their daily work.

  a highly effective financial model, based on activities requiring substantial human resources but little financial capital (net capital expenditures average less than 2% of revenues), leading to the generation of recurring cash to fund growth, repay debt and remunerate shareholders;

  a stable share ownership structure, which guarantees the Group’s independence and provides continuity in its long-term strategy.

“By enhancing its market leadership in Foodservices and accelerating our expansion in Facilities Management and Service Vouchers and Cards, Sodexho intends to become the premier global outsourcing expert in quality of life services. Our objective is to achieve a medium-term average annual organic revenue growth target of 7%,” concluded Michel Landel.

www.sodexho.com I 4/13

❖ Analyst and journalist meeting

SODEXHO ALLIANCE will hold briefings today for analysts and journalists at Espace Etoile-St-Honoré, 23, rue Balzac, 75008 Paris. The analysts’ briefing will be webcast and will begin at 8:30 am (Paris time). A slideshow presentation will be available on the following link www.sodexho.com, under the “latest news” section, beginning at 7:00 a.m. The audio proceedings of the analysts’ briefing also can be followed by dialing + 33 1 72 26 01 65. An audio recording will be available by dialing: +33 (0)1 72 28 01 49 and entering the code : 187595#.

❖ Financial communications calendar

  First quarter revenue for Fiscal 2007: press release published on January 10, 2007, followed by a conference call.
  Annual General Meeting of Shareholders for Fiscal 2006: January 30, 2007 at 16:30 (Paris time). The meeting will take place at the Palais des Congrès (Porte Maillot, Paris).

The above dates are provided for information only and are subject to change.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

❖ About Sodexho Alliance

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.9 billion euro.

Press Contacts:	Investor Relations:
William Mengebier	Jean-Jacques Vironda
Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10	Tel: + 33 (1) 30 85 72 03 - Fax: +33 (1) 30 85 50 05
E-mail: william.mengebier@sodexhoalliance.com	E-mail: jean-jacques.vironda@sodexhoalliance.com
Nathalie Solimena
Tel: + 33 (1) 30 85 73 29 - Fax: +33 (1) 30 85 50 10
E-mail: nathalie.solimena@sodexhoalliance.com

www.sodexho.com I 5/13

Annex 1: New contracts

Food & Facilities Management Services

North America

Business & Industry
Amgen, multiple sites (2,200 employees, foodservices, vending) ; Novartis (6 sites, 5,500 employees, foodservices, Facilities Management) ; Sanofi-Aventis (10 sites, 5,020 employees, foodservices, vending) ; Schlumberger Ltd., Sugarland and Austin, Texas (3,000 employees, foodservices, vending) ; Sears Towers (12,000 employees, foodservices) ; Unilever (900 employees, mailroom, foodservices, vending)

Healthcare
DePaul Health Center, MO (200 beds, foodservices, Facilities Management) ; Henry Medical Center, Stockbridge, GA, (200 beds, foodservices, environmental services) ; HHS Henderson General Hospital, Canada (environmental services, foodservices) ; Hollywood Presbyterian Medical Center, Los Angeles, CA (422 beds, environmental services, engineering, patient transportation) ; Lutheran Care, Clinton, NY (280 beds, foodservices); Morris View Nursing Home, NJ (430 beds, Facilities Management) ; Northwest Texas Healthcare System), Amarillo, TX (393 beds, environmental services) ; PBI Regional Medical Center, Passaic, NJ (223 beds, foodservices, environmental services); Windsor Regional Hospital, Canada (647 beds, foodservices)

Education
Francis Howell School District, MO (18 schools, 18,200 students, foodservices) ; Valdosta State University, GA (10,500 students, foodservices) ; University of Tampa, FL (5,100 students, Facilities Management, facilities design and build)

Continental Europe

Business & Industry
BP Cergy, France (Facilities Management) ; CEA, France, (1,500 employees, foodservices) ; Huntsman, Netherlands, (650 employees, foodservices) ; Telekom Center München, Germany (2,500 employees, foodservices) ; Deutsche Post (3,000 employees, foodservices) ; Bristol Myers Squibb, France (Facilities Management) ; Finance Ministry, Netherlands, (1,040 employees, foodservices) ; US Steel Kosice, Slovakia, (30,000 employees, foodservices) ; US Steel Kosice, Slovakia (30,000 employees, foodservices) ; BMW Group Iberia, Spain (700 employees, foodservices) ; Finnair, Finland (1,000 employees, foodservices)

Healthcare
Clinique Saint Charles, La Roche sur Yon, France ; Polyclinique du Maine, Laval, France, Hospital de Cruces, Spain, (940 employees, foodservices) ; Centre Hospitalier Lucien Hussel, France (630 beds, foodservices) ; GGNet, Netherlands, (375 beds, foodservices) ; Hospinvest Hospital, Hungary (1,060 beds)

www.sodexho.com I 6/13

Education
Borsod-Abauj-Zemplén County, Hungary, (5,800 students, foodservices) ; Vantaa Keskinen Koulut, Finland, (2,700 students, foodservices) ; Politecnico di Torino, Italia, (20,000 students, foodservices) ; Ecoles primaires, Perpignan, France, (foodservices)

United Kingdom & Ireland

Business & Industry
Allenby Connaught, (Defense, 8 sites, 17,000 people, multi-activity contract); BAA, Gatwick (36,000 customers per day, foodservices); Catterick Garrison (Defense, multiple sites, 7,600 people, Facilities Management); GSK HPLC, Ware (6 sites, 10,000 people, laboratory equipment)

Healthcare
Leicester, Leicestershire & Rutland Facilities Consortium, Leicester (14 sites, 760 beds, foodservices); Salvation Army (2 sites, 450 employees, Facilities Management)

Education
Bradford University (8,000 students, foodservices); West Sussex Secondary Schools (12 schools, 13,000 students, foodservices)

Rest of world

Business & Industry
Cargill Group, Argentina/Brazil (6 sites, foodservices, Facilities Management) ; Mercedes Benz Center, Singapore (150 employees, foodservices) ; Ministry of Defense, Chile (foodservices) ; Mobil, Peru (Facilities Management) ; Shanghai Diesel Engine Co. Ltd, China (4,500 employees, foodservices) Shanghai Huizhong Automotive Manufactory, China (5,000 employees, foodservices) ; Toyota, Cumana, Venezuela (Facilities Management) ; Hitachi, Thailand (8,000 employees, foodservices) ; United Nations, Asian Head Quarters, Thailand, (1,200 people, foodservices)

Healthcare
Hospital Santa Barbara, Brazil ; (250 beds, foodservices) ; Hospital Naval, Talcahuano y Viña, Chile (2 sites, 520 beds, foodservices, retail) ; Bangkok General Hospital, Thailand (540 beds, foodservices, technical maintenance services) ; Shanghai N°1 Hospital Songjiang Branch, China (600 beds, foodservices)

Education
University Andres Bello, Santiago, Chile (cleaning services); Garden International School, Malaysia (1,800 students, foodservices) ; Lecong Middle School, China (3,200 students, foodservices)

www.sodexho.com I 7/13

Remote Sites
DFS Nakheel Camp, United Arab Emirates (3,000 people) ; Exxon Mobil, José, Venezuela (foodservices); Exxon Mobil, Australia (320 people, cleaning, administration services) ; Goro Nickel, New Caledonia (4,000 people)

Service Vouchers and Cards

• Traditional service offerings:

Germany: Fujitsu (200 beneficiaries, Meal Pass) ; Argentina: Grupo Penaflor (1,180 beneficiaries, Food Pass) ; Belgium: Alliance Nationale des Mutualités Chrétiennes (5,500 beneficiaries, Meal Pass) ; Vlaamse Radio-Televisiomroep (2,300 beneficiaries, Leisure Pass) ; Brazil: Prefecture de Colatina (5,000 beneficiaries, Food Pass) ; Ford Motor (4,000 beneficiaries, Gift Pass) ; Telsul Servicos (1,600 beneficiaries, Mobility Pass) ; Usina Moemar acurar e alcool (5,050 beneficiaries, Meal Pass) ; China: Swatch Group (200 beneficiaries, Meal Pass) ; Chile: Entel (1,000 beneficiaries, Mobility Pass) ; Hungary: Herend Porcelain Manufactory (800 beneficiaries, Food Pass) ; India: Airport Authority of India (19,480 beneficiaries, Gift Pass) ; Reliance Energy (1,200 beneficiaries, Meal Pass) ; Mexico: Casa Saba (5,200 beneficiaries, Food Pass) ; Poland: Multibank–BRE Bank (3 780 beneficiaries, Gift Pass) ; Kompania Weglowa (77,800 beneficiaries, Gift Pass) ; Romania: Metro Cash & Carry (5,000 beneficiaries, Meal Pass) ; Slovakia: Czechoslovak Trade Bank (1,400 beneficiaries, Education & Leisure Pass) ; Venezuela: Manpa (1,890 beneficiaries, Food Pass)

• New services :

Germany: UBS (620 beneficiaries, Meal Pass) ; Bulgaria: Coca-Cola (1,100 beneficiaries, Gift Pass) ; India: Honda Motorcycle and Scooters (1,500 beneficiaries, Meal Pass) ; Philippines:

Hewlett Packard (20 000 beneficiaries, Gift Pass), Philippines Ports Authority (2,000 beneficiaries, Gift Pass) ; UK : EADS (120 beneficiaries, Childcare Pass) ; Slovakia: U.S. Steel Kosice (170 beneficiaries, FlexiPass)

www.sodexho.com I 8/13

Annex 2

CONSOLIDATED INCOME STATEMENT	(in millions of euro)

	Year			Year
			change
	2005-2006	%Revenue		2004-2005	%Revenue

Revenue	12 798	100%	9.4%	11 693	100%

Cost of sales	(10 957)	-85.6%		(10 033)	-85.8%
Gross profit	1 841	14.4%	10.9%	1 660	14.2%

Sales department costs	(159)	-1.2%		(141)	-1.2%
General and administrative costs	(1 104)	-8.6%		(1 002)	-8.6%
Other operating income	42			7
Other operating expenses	(15)			(74)	-0.6%

Operating profit before financing costs	605	4.7%	34.4%	450	3.9%

Financial income	54	0.4%	-10.0%	60	0.5%
Financial expenses	(162)	-1.3%	-5.3%	(172)	-1.5%
Share of profit of associates	8			(6)

Profit before tax	505	3.9%	51.6%	332	2.8%

Income tax expense	(172)	-1.3%		(111)	-1.0%
Net result from discontinued operations	-			-
Profit for the period	333	2.6%		221	1.9%
Minority interests	10	0.1%		9	0.1%
Group profit for the period	323	2.5%	51.8%	212	1.8%

Earnings per share (in euro)	2.07		51.7%	1.36
Diluted earnings per share (in euro)	2.05		50.6%	1.36

www.sodexho.com I 9/13

		in millions of
CONSOLIDATED BALANCE SHEET		euro

	August 31, 2006	August 31, 2005	August 31, 2004

Non-current assets
Property, plant and equipment	430	406	411
Goodwill	3 623	3 705	3 726
Other intangible assets	126	87	106
Client investments	146	138	119
Associates	36	32	16
Financial assets	75	74	72
Other non-current assets	18	18	17
Deferred tax assets	242	225	189
Total non-current assets	4 696	4 685	4 656
Current assets
Financial assets	17	7	8
Derivative financial instruments	42	40	38
Inventories	168	176	162
Income tax	17	19	56
Trade receivable	1 909	1 750	1 639
Restricted cash and financial assets related to	423	326	337
the Service Vouchers and Cards activity
Cash and cash equivalents	1 042	949	782
Total current assets	3 618	3 267	3 022

Total assets	8 314	7 952	7 678

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	August 31,	August 31,	August 31,
	2006	2005	2004

Shareholders' equity
Capital	636	636	636
Share premium	1 186	1 186	1 186
Undistributed net income	668	708	738
Consolidated reserves	-334	-470	-624
Total group shareholders' equity	2 156	2 060	1 936
Minority interests	17	18	24
Total shareholders' equity	2 173	2 078	1 960
Non-current liabilities
Borrowings	1 852	1 891	1 784
Employee benefits	349	309	311
Other liabilities	101	80	50
Provisions	68	53	55
Deferred tax liabilities	49	54	59
Total non-current liabilities	2 419	2 387	2 259
Current liabilities
Bank overdraft	36	21	23
Borrowings	68	85	437
Derivative financial instruments	2	2	9
Income tax	80	84	104
Provisions	40	97	25
Trade and other payable	2 369	2 197	2 017
Vouchers payable	1 127	1 001	844
Total current liabilities	3 722	3 487	3 459

Total equity and liabilities	8 314	7 952	7 678

			11/13

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CASH
FLOW

(in millions of euro)	Year	Year
	2005-2006	2004-2005

Operating activities

Operating profit before financing costs	605	450
Non cash items
Depreciations	164	168
Provisions	(34)	62
Losses (gains) on disposals and other, net of tax	(21)	5

Dividends received from associates	1	0

Change in working capital from operating activities	40	231
change in inventories	2	(14)
change in client and other accounts receivable	(189)	(59)
change in suppliers and other liabilities	203	162
change in Service Vouchers and Cards to be reimbursed	131	123
change in financial assets related to the Service Vouchers and Cards activity	(107)	19

Interest paid	(114)	(122)
Interest received	18	19
Income tax paid	(171)	(136)

Net cash provided by operating activities	488	677
Investing activities
Tangible and intangible fixed assets investments	(192)	(143)
Fixed assets disposals	17	16
Change in Client investments	(15)	(19)
Change in financial investments	(15)	5
Acquisitions of consolidated subsidiaries	(30)	(3)
Disposals of consolidated subsidiaries	25	(3)
Net cash used in investing activities	(210)	(147)
Financing activities

Dividends paid to parent company shareholders	(117)	(109)
Dividends paid to minority shareholders of consolidated companies	(10)	(8)
Change in shareholders' equity	(4)	(13)
Proceeds from borrowings	23	464
Repayment of borrowings	(71)	(718)

Net cash provided by (used in) financing activities	(179)	(384)

Increase in net cash and cash equivalents	99	146

Net effect of exchange rates on cash	(21)	23
Cash and cash equivalents, as of beginning of period	928	759

Cash and cash equivalents, as of end of period	1 006	928

		12/13

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Analysis of operating activities and geographic information (in millions of euro)

Revenues		Year		Year
		2005/2006	Change	2004/2005

Food and management services
North America		5 479	9.5%	5 004
Continental Europe		4 148	5.8%	3 922
United Kingdom and Ireland		1 370	5.2%	1 302
Rest of the World		1 434	23.0%	1 166
Service Vouchers and Cards		373	22.5%	305
Elimination of intragroup Revenues		-6	21.8%	-6

	total	12 798	9.4%	11 693

Operating profit		Year		Year
(before corporate expenses)		2005/2006	Change	2004/2005

Food and management services
North America		277	73.6%	160
Continental Europe		203	2.0%	199
United Kingdom and Ireland		42	158.7%	16
Rest of the World		28	-22.1%	35
Service Vouchers and Cards		113	45.1%	78
Holding Companies		-58	51.4%	-38

	total	605	34.4%	450

				13/13

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: November 16, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer